SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated July 3rd, 2007

(Commission File No. 1-15024)

Novartis AG

(Name of Registrant)

Lichtstrasse 35

4056 Basel

Switzerland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland http://www.novartis.com
- Investor Relations Release -

Novartis plans 30% increase in US supplies of Fluvirin® influenza vaccines and delivery of 40 million doses for 2007/2008 season

•                  Accelerated early delivery in the US of about 20 million doses planned to be completed by the end of September, all doses set for delivery by end-October

•                  Increase in supplies demonstrates commitment to support US public health efforts to reduce incidence and deaths related to flu infections

•                  In an average year in the US, influenza causes over 200,000 hospitalizations and kills approximately 36,000 people – primarily those in the over age 65 population

•                  Early vaccine deliveries would offer healthcare services an opportunity to launch vaccination awareness and immunization programs ahead of schedule

Basel, July 3, 2007 – Novartis Vaccines, the second largest supplier of influenza vaccines in the US, plans to produce approximately 40 million doses of its Fluvirin® vaccine for distribution in the US during the upcoming 2007/08 influenza season – a 30% increase in supply from Novartis compared to the previous influenza season.

Based on accelerated production plans, approximately half of these doses are planned for delivery by the end of September, with all doses expected to be delivered by the end of October. The exact timing of deliveries will depend on the release of doses by the US Food and Drug Administration. As in the past, Novartis will ensure a continuous supply of vaccines for the upcoming influenza season.

“Providing a reliable and timely supply of flu vaccines is a top priority for Novartis in supporting US public health goals of increasing vaccination rates among the growing number of people at risk and recommended for vaccination,” said Rajiv De Silva, President of Novartis Vaccines in the US.

“The early availability of Novartis influenza vaccines will enable healthcare providers to open additional clinics early in the season, a period when vaccination is most often requested,” De Silva said.

Fluvirin contains the recommended virus strains

Influenza vaccines are updated each year to address changes in the viruses. Traditional “flu shots” are made from viruses that have been inactivated (killed), while nasally delivered vaccines are made with live attenuated influenza viruses.

Fluvirin contains the three influenza virus strains identified in the annual public health expert assessment for the 2007-2008 season in the US, which are the following:

•                  A/Solomon Islands/3/2006 (H1N1)-like virus

•                  A/Wisconsin/67/2005 (H3N2)-like virus

•                  B/Malaysia/2506/2004-like virus

Novartis was the first to provide injectable influenza vaccines to the US for the previous year, having fulfilled and surpassed its overall supply commitment for the 2006-2007 season.

An early and reliable availability of vaccine supplies is important to support public health officials and generate confidence that vaccines will be available to protect more of the population.

Vaccines help prevent influenza-related deaths and hospitalizations

In an average year in the US, influenza causes more than 200,000 hospitalizations and kills approximately 36,000 people, primarily in people over age 65. Among elderly nursing home residents, the flu shot can help prevent cases and deaths from the flu. When combined with pneumonia, these diseases are the seventh leading cause of death in the US, killing more people than any other infectious diseases.

The annual direct medical costs of influenza are estimated at USD 3 billion to USD 5 billion. Total direct and indirect costs, including lost work days, of a severe flu epidemic could be as high as USD 12 billion to USD 14 billion.

Influenza vaccination is the most effective way to prevent influenza, which is a contagious disease caused by a virus that affects the respiratory tract. The results are often a cough, sore throat, runny or stuffy nose as well as fever, headache, extreme tiredness and muscle aches. An infection can also lead to complications such as bacterial pneumonia, dehydration and worsening of chronic medical conditions, including congestive heart failure, asthma or diabetes. Children may get sinus problems and ear infections.

Influenza vaccination not only helps to decrease the risk of influenza and its complications for the vaccine recipient but can also reduce the risk of the virus spreading to those who come in contact with vaccinated people.

Although the flu season can begin earlier, it usually starts in December, peaks in January or February, and continues through March. According to the US Centers for Disease Control and Prevention (CDC), the primary months for vaccinations are October and November, but earlier vaccinations are recommended as well as vaccinations in December or later for those not vaccinated earlier.

Safety information

The most common side effect of vaccination with Fluvirin vaccine is soreness at the injection site. Less common side effects include fever, malaise, myalgia and allergic reactions. Fluvirin vaccine should not be administered to anyone with a history of hypersensitivity to any component of the vaccine, including eggs, egg products or thimerosal. As is the case with most drugs and vaccines, there is a chance that a serious allergic reaction, serious illness or even death could occur as a result of vaccination with Fluvirin vaccine. Generally, persons should not be vaccinated during an acute febrile illness. Vaccination should be delayed in persons with an active, unstable neurological disorder, but should be considered when the disorder has been stabilized. The occurrence of any neurological symptoms or signs following administration of any vaccine is a contraindication to further use. Fluvirin vaccine is not indicated for use in children under four years of age. Persons should consult with their healthcare providers if they are pregnant and/or are taking other medications. Fluvirin vaccine may not protect 100% of individuals who are susceptible to influenza. Before administering Fluvirin vaccine, please see full prescribing information.

Disclaimer

This release contains certain forward-looking statements, relating to the Novartis Group’s business, which can be identified by the use of forward-looking terminology such as “plans,” “would,” “will,” “expected,” “will,” “can,” “may,” “recommended,” “should,” “could” or similar expressions, or by express or implied discussions regarding future sales of, and business operations relating, but not limited, to the manufacture, distribution, commercialization and sale of, Fluvirin. Such forward-looking statements reflect current views of Novartis regarding future events and involve certain known and unknown risks, uncertainties and other factors that may cause actual results with Fluvirin to be materially different from any future results, performance or achievements expressed or implied by such statements. There can be no guarantee that sales or supply of Fluvirin will reach any particular level of sales. In particular, management’s expectations regarding Fluvirin could be affected by, among other things, unexpected regulatory actions or delays or government regulation generally; unexpected clinical trial results, including additional analysis of existing clinical data and new clinical data; competition in general; the ability of Novartis to obtain or maintain patent or other proprietary intellectual property protection; increased government, industry, and general public pricing pressures; and other risks and factors referred to in the Novartis AG’s current Form 20-F on file with the US Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

About Novartis

Novartis Vaccines and Diagnostics is a division of Novartis focused on the development of preventive treatments. The division has two businesses: Novartis Vaccines and Chiron. Novartis Vaccines is the world’s fifth-largest vaccines manufacturer and second-largest supplier of flu vaccines in the US. The division’s products also include meningococcal, pediatric and travel vaccines. Chiron, the blood testing and molecular diagnostics business, is dedicated to preventing the spread of infectious diseases through the development of novel blood-screening tools that protect the world’s blood supply.

Novartis AG (NYSE: NVS) is a world leader in offering medicines to protect health, cure disease and improve well-being. Our goal is to discover, develop and successfully market innovative products to treat patients, ease suffering and enhance the quality of life. We are strengthening our medicine-based portfolio, which is focused on strategic growth platforms in innovation-driven pharmaceuticals, high-quality and low-cost generics, human vaccines and leading self-medication OTC brands. Novartis is the only company with leadership positions in these areas. In 2006, the Group’s businesses achieved net sales of USD 37.0 billion and net income of USD 7.2 billion. Approximately USD 5.4 billion was invested in R&D. Headquartered in Basel, Switzerland, Novartis Group companies employ approximately 100,000 associates and operate in over 140 countries around the world.

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Novartis Media Relations

John Gilardi
Novartis Global Media Relations
+41 61 324 3018 (direct)
+41 79 596 1408 (mobile)
john.gilardi@novartis.com

Eric Althoff
Novartis Vaccines & Diagnostics
+1-510-923-3301(US direct)
+1-510-387-7604(US Mobil)
+41-79-593 4202 (CH mobile)
eric.althoff@novartis.com

e-mail: media.relations@novartis.com

Novartis Investor Relations

International

Ruth Metzler-Arnold	+41 61 324 7944
Katharina Ambühl	+41 61 324 5316
Nafida Bendali	+41 61 324 3514
Jason Hannon	+41 61 324 2152
Thomas Hungerbuehler	+41 61 324 8425
Richard Jarvis	+41 61 324 4353

North America

Ronen Tamir	+1 212 830 2433
Jill Pozarek	+1 212 830 2445
Edwin Valeriano	+1 212 830 2456

e-mail: investor.relations@novartis.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date: July 3rd, 2007	By:	/s/ Malcolm B. Cheetham

	Name:	Malcolm B. Cheetham
	Title:	Head Group Financial
Reporting and Accounting